Exhibit 2.2

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT (A) BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL OR (B) IN ACCORDANCE WITH ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL PRIVACY CONCERNS. INFORMATION THAT HAS BEEN SO REDACTED FROM THIS EXHIBIT HAS BEEN MARKED WITH “[***]” TO INDICATE THE OMISSION.

REAL ESTATE PURCHASE AGREEMENT

This REAL ESTATE PURCHASE AGREEMENT (as amended or otherwise modified from time to time, this “Agreement”) is effective as of the Effective Date (defined below), by and between MRV LAS VEGAS PROPERTY, LLC, a Nevada limited liability company (“Buyer”), and LD REAL ESTATE, LLC, a Delaware limited liability company (“Seller”).

SELECT DEFINED TERMS

As used in this Agreement, the following terms shall have the following meanings:

Property:	All of the land and improvements thereon located at 4530 Boulder Highway, Las Vegas, Nevada, and as more particularly described in Recital A below, together with all of Seller’s rights, title, and interest as “Tenant” under the Lease with Option to Purchase and Right of First Refusal dated November 20, 2023, as amended by the First Amendment to Lease Agreement and Second Amendment to Asset Purchase Agreement dated December 11, 2024 (as amended, the “Lease”), by and between C.M.M.H., LLC, an Arizona limited liability company (“Landlord”), and Seller covering the real property and improvements thereon, if any, located at 11405 W. Bell Road, Surprise, Arizona, a/k/a 16912 N. 114th Avenue, Surprise, Arizona 85378 (APN 200-57-933A) (“Leased Premises”).

Purchase Price:	Six Million Seven Hundred Thousand and No/100 Dollars ($6,700,000.00) attributable to the Real Property (as defined below). The Purchase Price may be allocated between the Real Property and the Leasehold Interest as mutually agreed by Seller and Buyer, taking into account the most beneficial tax treatment and other factors.

Earnest Money:	One Hundred Thirty-Four Thousand and No/100 Dollars ($134,000.00).

Inspection Period:	The period commencing on the Effective Date and expiring on May 30, 2025.

Closing Date:	On or before June 30, 2025; provided, however, the closing and funding of the transaction contemplated by this Agreement must occur simultaneously with the closing and funding of the transaction contemplated by the Asset Purchase Agreement.

Title Company:	Capital Title – National Commercial Operations at its office located at 301 Commerce St., Suite 200, Fort Worth, Texas 76102, Attn: Joanna Cloud, Escrow Officer, Phone: 817.992.6609, Email: jcloud@ctot.com

Asset Purchase Agreement:	Asset Purchase Agreement, dated as of the Effective Date, by and between Fun Town RV Las Vegas, LLC; LD of Las Vegas, LLC; and Lazydays Holdings, Inc. covering the sale, conveyance, transfer, assignment, and delivery of certain personal property and other assets located at the Property or used in connection with the business thereon, as amended or otherwise modified from time to time.

RECITALS:

A. Seller is the owner of certain real property and all improvements thereon located at 4530 Boulder Highway, Las Vegas, Nevada 89121, as more particularly described on Exhibit “A” attached hereto and incorporated herein by this reference, (said real property, together with all improvements and fixtures thereon, all rights, privileges, easements, benefits and agreements appurtenant thereto, and all right, title and interest of Seller in and to adjacent streets, alleys, easements, rights-of-ways and strips and gores, being collectively referred to as the “Real Property”). If Buyer obtains a new survey, the precise size and dimensions of the Real Property will be determined by a survey performed prior to Closing (as described in Paragraph 10 below). The conveyance under this Agreement includes all of Seller’s right, title, and interest, if any, in water and any water rights; oil, gas, and other minerals; and all substances in, on, under, or above the Real Property (“Mineral Rights”), together with all Seller’s right, title and interest in and to (i) the extent assignable, all plans and specifications with respect to the Real Property, (ii) to the extent that Buyer desires to assume Seller’s interest in them at Closing, service contracts that affect the Property (the “Service Contracts”) and (iii) the rights, benefits, development rights, permits and other entitlements, intangibles and other property rights related to the Real Property (collectively, “Development Rights”). At the Closing, Seller shall convey and assign all of its rights as “Tenant” under the Lease (“Leasehold Interest”), subject to the terms of this Agreement. The Real Property, Personal Property, Service Contracts (if any), Mineral Rights, the Development Rights, and the Leasehold Interest are collectively referred to herein as the “Property”.

Seller desires to sell the Property and Buyer desires to purchase the Property in accordance with the terms and conditions hereinafter set forth.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual rights and obligations hereunder and the Earnest Money, Buyer hereby agrees to buy and Seller hereby agrees to sell the Property upon the terms and conditions hereinafter set forth.

1. Earnest Money. Within two (2) business days after the Effective Date of this Agreement, Buyer shall deliver to the Title Company the Earnest Money in the form of Buyer’s check or wire transfer. The Earnest Money shall apply to the Purchase Price.

2. Purchase Price; Payment. The entire Purchase Price for the Property shall be due and payable by Buyer by wire transfer of funds at Closing.

3. Investigation of the Property. Within two (2) business days after the Effective Date of this Agreement, Seller shall furnish to Buyer copies of all leases and contracts affecting the Property (i.e., both the Real Property and the Leasehold Interest) (including Service Contracts), and all documents, studies, plats, reports, and tests relating to the Property, if any, in writing and to the extent in Seller’s possession or control including, without limitation, the following (collectively, “Seller’s Materials”):

(a) all environmental, engineering, geotechnical, boring reports and similar information, testing, investigations, studies and reports;

(b) existing surveys and plans, plats, zoning information and documents;

(c) governmental approvals, variances and entitlements;

(d) HVAC and engineering reports;

2

(e) construction drawings;

(f) floor plans/CAD files of the Building;

(g) property tax bills for tax year 2025;

(h) governmental permits concerning the Property;

(i) warranty information concerning the Property;

(j) all service contracts, surface leases, other leases and other agreements encumbering or affecting the Property, and copies of any easements, licenses, permits, utilities and similar items affecting the Property;

(k) all oil and gas leases, surface use agreements, and other information and documents related to all aspects of development of oil, gas and other minerals on the Property or therefrom (including, without limitation, the drill sites, wells, pipelines, access roads and other oil and gas facilities);

(l) all information, documents and regulatory approvals related to oil, gas and other wells on the Property, as well as any pipelines or other utilities located on the Property;

(m) all information and documents related to agreements or discussions with municipalities, Clark County, Nevada, and Maricopa County, Arizona, as the case may be, and other governmental or quasi-governmental authorities (collectively, “Governmental Authorities”) including, without limitation, those related to development agreements, construction and design of roads, utilities and other infrastructure, variances, approvals, annexations, master plans, platting, zoning, and similar matters; and

(n) copies of any notices or complaints of any violations of law, regulations ordinances, orders, or requirements noted or issued by any Governmental Authority having jurisdiction over the Property or from any third party affecting or related to the Property, and copies of all documents related to any legal actions, suits, litigation, arbitrations, zoning or rezoning actions, or other legal or administrative proceedings pending or threatened against Seller or the Property.

3

Beginning on the Effective Date and for the entire term of this Agreement, Buyer shall have access to the Property for the purpose of conducting non-invasive inspections, including surveys, examinations, measurements, engineering tests and studies, environmental tests and studies, economic and/or topographic tests, studies, and such other non-invasive activities (collectively, the “Studies”) as Buyer deems necessary related to planning the use of, and entitlements related to, the Property and in determining whether the Property is suitable for its intended use. Seller shall cooperate with Buyer to obtain Seller’s release from liabilities accruing under the Lease from and after the Closing Date. To the extent Buyer desires to conduct invasive Studies (including soil-borings), Buyer shall first obtain the prior written consent of Seller and such invasive Studies shall only occur during the Inspection Period. Buyer shall provide Seller no less than 24-hours’ notice before entering the Property to conduct any Studies and Seller shall be permitted to have a representative present when Buyer is conducting Studies on the Property. Buyer agrees to indemnify Seller for all damages caused by Buyer’s entry onto the Property or in connection with Buyer’s Studies (other than those resulting from Seller’s or its affiliates’ or agents’ actions, omissions, negligence or willful misconduct or from information uncovered by Buyer’s Studies or otherwise related to the existing physical conditions on the Property). For the avoidance of doubt, Buyer’s indemnification obligations as described in the preceding sentence shall apply beginning on the Effective Date lasting for the entire term of this Agreement.

4. Inspection Period. During the Inspection Period, Buyer shall have the right to terminate this Agreement if Buyer identifies a Title Objection (as defined below) or other circumstance that would have a material adverse effect on Buyer’s intention to use the Property as a recreational vehicle dealership and service center. If Buyer elects to terminate this Agreement during the Inspection Period, Buyer shall provide Seller with written notice of termination on or before the expiration of the Inspection Period, in which case Buyer shall receive a full refund of the Earnest Money, and, other than those obligations set forth herein that specifically survive termination, the parties shall have no further rights or obligations under this Agreement. If this Agreement is terminated by Buyer pursuant to the terms and conditions of this Paragraph 4, Buyer and Seller hereby consent to the disbursement of the Earnest Money by the Title Company to Buyer upon receipt by the Title Company of Buyer’s written notification of such termination, and without the execution by either Buyer or Seller of any additional documentation authorizing the Title Company to disburse the Earnest Money to Buyer.

5. Termination of Internal Lease; Service Contracts.

(a) At or prior to Closing, Seller shall terminate the Internal Lease (as defined below) in writing and deliver a copy of such written termination of Internal Lease to Buyer.

(b) If Buyer does not notify Seller of any Service Contracts that Buyer desires to assume at Closing prior to the expiration of the Inspection Period, Buyer will be deemed to have elected not to assume any Service Contracts at or prior to Closing. With respect to any Service Contracts that Buyer does not want to assume at Closing, at or prior to Closing, Seller, at its election, shall either (i) terminate such Service Contracts, or (ii) leave such Service Contract in effect, but pay off in full the remaining monetary balance due and payable for the remainder of the term of the Service Contract.

4

6. Closing Date. In the event all of the conditions precedent to Buyer’s and Seller’s obligations hereunder have been satisfied or waived, closing under the terms of this Agreement (“Closing”) shall be held at the offices of the Title Company (or other location agreed upon by Seller and Buyer) on the Closing Date. Buyer may close earlier by providing at least five (5) business days’ written notice to Seller. Neither this transaction nor the transaction contemplated by the Asset Purchase Agreement shall be closed and funded without the other.

In the event that the Asset Purchase Agreement is terminated in accordance with the terms therein, then this Agreement shall automatically terminate without any further action required by either party. In the event all of the conditions precedent to the obligation of Buyer to close on the transaction contemplated herein have not been satisfied on or before Outside Date (as defined in, and may be adjusted in accordance with the terms of, the Asset Purchase Agreement), Buyer shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement and all of the funds deposited by Buyer with Escrow Agent shall be returned to Buyer. In the event all of the conditions precedent to the obligation of Seller to close on the transaction contemplated herein have not been satisfied on or before such Outside Date, Seller shall have the right to (i) waive such conditions precedent and proceed to Closing, or (ii) terminate this Agreement. The Closing shall take place via escrow with the Title Company. Each party shall deposit its respective closing documents and funds into the escrow and need not be present in person at the office of the Title Company for the Closing to occur. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 6 will not be available (i) to Buyer if the failure of Buyer to fulfill, or breach by Buyer of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such Outside Date, and (ii) to the Seller if the failure of Seller to fulfill, or breach by Seller of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such Outside Date.

7. Conveyance.

(a) At the Closing, the Property (other than the Leasehold Interest) is to be conveyed to Buyer (or to such persons or entities as Buyer may designate prior to or at Closing) by Special Warranty Deed substantially in the form attached hereto as Exhibit “B” (the “Deed”), subject only to those permitted exceptions specified in Exhibit B to the recorded deed under which Seller acquired the Real Property (the “Vesting Deed Exceptions”); provided, however, (i) to the extent that the agreement with Cox Communications dated February 9, 2006, has lapsed, has been terminated, or is no longer in effect, Seller shall use commercially reasonable efforts to cause the memorandum thereof to be terminated and released of record on or before the Closing Date and (ii) Buyer shall use Seller’s existing survey of the Real Property, and at the Closing, Seller agrees to execute and deliver a survey affidavit, in the form required by the Title Company, to allow the Title Company to issue Buyer an ALTA extended coverage owner’s policy of title insurance for the Real Property at the Closing. If the Title Company refuses to accept the Seller’s existing survey, Buyer reserves the right to obtain a Survey (as defined below) and to make Title Objections thereto pursuant to Paragraph 10 below. At Closing, Seller shall also deliver to Buyer (i) an affidavit of debts, liens, and parties-in-possession in the Title Company’s standard form; (ii) an affidavit that Seller is not a “foreign person” within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended; (iii) if applicable, an assignment of Seller’s interest in any Service Contracts that Buyer desires to assume at Closing, in a form reasonably acceptable to Buyer and Seller; (iv) a Bill of Sale and Assignment, substantially in the form attached hereto as Exhibit “C”, conveying to Buyer the Development Rights and Personal Property; (v) an executed counterpart of a settlement statement to be prepared by the Title Company (“Settlement Statement”); (vi) a written termination of the Internal Lease; and (vii) any other documents reasonably required by the Title Company. At Closing, Buyer shall deliver to Seller (i) an executed counterpart of the Bill of Sale; (ii) an executed counterpart of the Settlement Statement; and (iii) any other documents reasonably required by the Title Company.

5

(b) On or before the Closing, the Leasehold Interest is to be conveyed to Buyer (or to such persons or entities as Buyer may designate prior to or at Closing) by an assignment instrument as set forth in Section 1.5 of the Asset Purchase Agreement.

8. Expenses. At the Closing, Seller shall pay the premiums for (i) an ALTA extended coverage owner’s policy of title insurance insuring the Real Property and (ii) an ALTA extended coverage leasehold owner’s policy insuring the Leasehold Interest, and Buyer shall pay any additional premium for any endorsements or additional coverages requested by Buyer. Seller and Buyer shall evenly split the cost of all real estate transfer, documentary stamp, or other taxes for the conveyance of the Property (i.e., both the Real Property and the Leasehold Interest), and the costs of any escrow fee, recording fees, tax certificates, federal express and courier fees. Any other Closing expenses not otherwise specified herein shall be allocated to Seller or Buyer as is customary for commercial real estate transactions in Clark County, Nevada, or Maricopa County, Arizona, as the case may be. Seller and Buyer shall each pay their own attorneys’ fees. On the Closing Date, Buyer shall initiate service for utilities currently supplied to the Property with the applicable local entities, and Seller shall pay all utilities incurred prior to the Closing Date.

9. Taxes. Real estate taxes and assessments are to be adjusted and prorated to the Closing Date, with Seller being responsible for all ad valorem taxes, assessments, penalties, and interest attributable to the period prior to Closing, and Buyer being responsible for all ad valorem taxes and assessments attributable to the period beginning on the Closing Date. If the Closing occurs before the tax rate is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate for the preceding year applied to the latest assessed valuation. Subsequent to the Closing, when the tax rate is fixed for the year in which Closing occurs, Seller and Buyer agree to adjust the proration of taxes and, if necessary, to refund or pay (as the case may be) such sums as shall be necessary to effect such adjustment. Taxes for the Leasehold Interest will be prorated as set forth in the Lease Assignment and Assumption. The terms of this Paragraph 9 shall survive Closing and recording of the Deed for a period of one (1) year.

6

10. Title. Title to the Property is to be good and marketable and insurable by the Title Company at regular rates without exception, except for such matters that are acceptable to Buyer, in Buyer’s sole discretion. Within one (1) business day after the Effective Date, Seller shall place an order with the Title Company for (i) a commitment for owner’s title insurance for the Real Property and (ii) a commitment for a leasehold owner’s title policy for the Leasehold Interest issued by the Title Company, along with true, correct and legible copies of the items and documents referenced therein (collectively, the “Title Commitment”). Prior to the Closing, Buyer may, at Buyer’s expense, obtain and deliver to Seller a new or updated survey of the Real Property (“Survey”). In the event Buyer does not obtain a new Survey, upon the written request of Buyer, if the following statements (i) and (ii) are true at the time of Buyer’s request, Seller shall provide a survey affidavit stating that since the date of the existing survey, (i) no changes to the improvements have been made and (ii) no easements have been granted by Seller with respect to the Real Property as reflected in the existing survey or otherwise specifying such changes and/or easements, in such form and substance as is reasonable acceptable to Seller and Title Company. If Buyer finds any of the exceptions to title other than the Vesting Deed Exceptions referenced or disclosed in the Title Commitment or finds any matter shown or disclosed on the Survey that would constitute a Title Objection, Buyer shall, on or before the date that is five (5) business days after Buyer’s receipt of the last of the Survey, the Title Commitment, and legible copies of the instruments and documents referenced therein, give written notice to Seller setting forth Buyer’s objections to matters appearing on the Title Commitment or Survey (“Title Objections”). For the avoidance of doubt, Vesting Deed Exceptions shall not constitute Title Objections under this Agreement and shall be deemed Permitted Exceptions (as defined below). If Buyer fails to give such notice timely, Buyer shall be deemed to have accepted all title exceptions that are set forth in the Title Commitment or shown on the Survey as of such date other than Mandatory Cure Items (defined below), and such items shall be deemed “Permitted Exceptions”, subject to the terms of Paragraph 7(a) above. Seller may but will not be obligated to cure any Title Objections; provided, however, that Seller shall, prior to Closing, cure all Mandatory Cure Items. Seller shall have three (3) business days from Seller’s receipt of Buyer’s Title Objections to either (i) remedy the Title Objections in a manner reasonably satisfactory to Buyer, or (ii) notify Buyer that Seller is unwilling or unable to remedy the Title Objections (“Seller’s Response”). Within two (2) business days after Buyer’s receipt of Seller’s Response, Buyer shall have the option to either (i) waive such Title Objections that remain uncured and proceed to Closing (in which event any remaining uncured Title Objections will be deemed Permitted Exceptions), or (ii) terminate this Agreement by delivery of written notice thereof to Seller, whereupon the Earnest Money and any interest thereon shall be returned to Buyer, and Seller and Buyer shall have no further rights or obligations to one another hereunder except those obligations that specifically survive termination. At Closing, Seller shall also cause the Title Company to deliver to Buyer (i) an ALTA extended coverage owner’s policy of title insurance for the Real Property and (ii) an ALTA extended coverage leasehold owner’s title policy for the Leasehold Interest (collectively, the “Title Policy”) in the amount of the Purchase Price insuring that, upon Closing, Buyer is the owner of indefeasible fee simple title to the Real Property and the Leasehold Interest subject only to the Permitted Exceptions, and further provided that the premium for such Title Policy shall be paid by the party designated in Paragraph 8 above. Notwithstanding anything to the contrary, at or before Closing, Seller shall pay off in full any debt or other lien that is secured by the Property and shall cause all deeds of trust, mortgages, and other liens (except for any lien for the current real estate taxes, not yet due and payable) affecting the Property, except for any liens or other debts that have attached to the Property due to the actions of Buyer (collectively, the “Mandatory Cure Items”) to be fully released and cured at Closing, and in no event shall such items be deemed Permitted Exceptions regardless of whether Buyer objects to same. The Title Company is authorized to use any closing proceeds necessary to pay off and/or discharge any Mandatory Cure Items.

7

11. Representations and Warranties.

(a) Seller represents and warrants to Buyer that the following are true, accurate and complete as of the Effective Date and will be true, accurate and complete as of Closing, and otherwise agrees as follows:

(i) Seller has the requisite power and authority to enter into and perform this Agreement and to transfer all of the Property in accordance with this Agreement. The person(s) signing this Agreement and Seller’s closing documents on behalf of Seller is authorized to do so.

(ii) Seller has not received any written notice or written complaints of any violations of law, regulations, ordinances, orders, or requirements noted or issued by any Governmental Authority having jurisdiction over the Property or from any third party affecting the Property, nor does Seller have any knowledge of the same. Seller shall provide Buyer with copies of any such matters received in writing by Seller prior to Closing or of which Seller becomes aware prior to Closing, and Seller will comply with any such notices, orders, or requirements noted or issued by Governmental Authorities prior to Closing.

(iii) All bills and claims for labor performed and materials furnished to or for the benefit of the Property for all periods prior to the Closing Date have been (or prior to the Closing Date will be) paid in full, and there are not now, nor shall there be on the Closing Date, mechanics’ liens or materialmen’s liens, whether or not perfected, on or affecting any portion of the Property. Seller agrees, at Closing, to execute any affidavits and/or customary agreements which may be required by the Title Company in order for Buyer to obtain from the Title Company an owner’s policy of title insurance covering the Property without exception for mechanics’ liens, other liens or rights of parties in possession.

(iv) To Seller’s knowledge, Seller has not received within the twelve (12) month period prior to the Effective Date, written notice from any governmental authority of any threatened or pending special assessments, other than those which have been provided by Seller to Buyer within two (2) business days after the Effective Date.

(v) To Seller’s knowledge, there are no pending or threatened condemnation or similar proceedings affecting the Property, any part thereof or access thereto.

(vi) The execution and delivery of this Agreement has been duly authorized by all necessary action of Seller, and this Agreement will, when executed and delivered by Seller, constitute the valid and binding obligation of Seller and will be enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable laws and by general principles of equity (whether applied in a proceeding at law or in equity). Seller is the owner of 100% fee simple or leasehold title to the Property, as the case may be, as of the date of this Agreement and will continue to own the Property until the Closing Date, and Seller’s ownership of the Property does not include any tenant-in-common ownership, undivided interest ownership or fractional ownership interest.

(vii) To Seller’s knowledge, there are no special assessments have been levied or are threatened or pending against all or any part of the Property and Seller has no knowledge of any intended assessments. The Property is not appraised for agriculture or open space use for ad valorum tax purposes.

8

(viii) To Seller’s knowledge, there are no legal actions, suits, litigation, arbitration, zoning or rezoning actions, or other legal or administrative proceedings pending or threatened against Seller or the Property, and Seller is not aware of any facts which might result in any such action, suit or other proceedings, and there is no action, suit, litigation, arbitration, proceeding, or claim affecting Seller or the Property relating to or arising out of the ownership, operation, use or occupancy of the Property pending in any court or by or before any federal, state, county, or municipal department, commission, board, bureau, agency or other Governmental Authority, nor, to the best knowledge of Seller, has any such action, suit, proceeding, or claim been threatened or asserted.

(ix) Seller has not filed a petition for voluntary bankruptcy or been named in an involuntary bankruptcy proceeding nor is Seller contemplating the filing of a petition for bankruptcy.

(x) There are no parties in possession of any portion of the Real Property except Seller and LD of Las Vegas, LLC, a Delaware limited liability company pursuant to that Lease dated December 29, 2023 (the “Internal Lease”).

(xi) Except as specifically disclosed in writing by Seller to Buyer pursuant to Paragraph 3 above, there are no unrecorded contracts, easements, commitments, rights of first refusal, rights of first offer, purchase rights or options, repurchase rights, proffers, obligations, leases, oil and gas leases, conveyances of mineral or royalty interests, surface use agreements, pipeline easements, access rights or agreements, or other agreements of any kind that relate to the Property.

(xii) There are no attachments, executions, assignments for the benefit of creditors, receiverships, conservatorships, or voluntary or involuntary proceedings in bankruptcy or pursuant to any other debtor relief laws contemplated or filed by Seller and Seller has received no notice of any of the same pending or threatened against Seller or the Property.

9

(xiii) To Seller’s actual knowledge, without further duty to investigate, except as otherwise expressly disclosed in any written environmental report delivered by Seller to Buyer pursuant to Paragraph 3 above: (i) no portion of the Property has been used for landfill, dumping or other waste disposal activities or operations, storage of hazardous materials, raw materials, products or wastes of a hazardous nature, except in a manner that is in compliance with applicable law and in quantities reasonably customary and necessary for the operation of a recreational vehicle dealership or the sales or servicing of recreational vehicles and recreational vehicles parts and accessories, (ii) no underground storage tanks exist or have previously existed on the Property, (iii) no release of a hazardous material has occurred on the Property, (iv) no hazardous materials presently exist on the Property in violation of environmental law, and (v) Seller has not received a written notice from any Governmental Authority or other third party indicating any violation of environmental law on the Property or any investigation or inquiry related thereto. As used herein, all references to “hazardous materials” shall mean and refer to (A) any material referred to or defined as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, or “toxic substances” as those terms are defined by Environmental Law and/or by Governmental Authorities, (B) any materials, substances or wastes that are toxic, ignitable, corrosive or reactive and which are regulated by any Governmental Authority, (C) petroleum and petroleum based products, (D) polychlorinated biphenyls (PCBs), and (E) freon and other chlorofluorocarbons. As used herein, “Environmental Law” means any federal, state or local law, ordinance, statute, rule or regulation pertaining to health, industrial hygiene, waste disposal, or the environment, including, without limitation, the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et. seq.), the Comprehensive Environmental Response Compensation and Liability Act of 1980 (42 U.S.C. Section 9601, et. seq.) as amended by federal Superfund Amendments and Reauthorization Act of 1986, the federal Clean Air Act, the federal Water Pollution Control Act and federal Clean Air Act of 1977, the federal Hazardous Materials Transportation Act, and any amendments thereto and regulations adopted and publications promulgated pursuant thereto.

(xiv) Neither Seller nor any of its affiliates, nor any of their respective partners, members, shareholders or other equity owners, nor any of their respective employees, officers, directors, representatives or agents, is a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action

(b) Buyer represents and warrants to Seller that the following are true, accurate and complete as of the Effective Date and will be true, accurate and complete as of Closing, and otherwise agrees as follows.

(i) Buyer has the requisite power and authority to enter into and perform this Agreement. The person(s) signing this Agreement and Buyer’s closing documents on behalf of Buyer is authorized to do so.

(ii) Neither Buyer nor any of its affiliates, nor any of their respective partners, members, shareholders or other equity owners, nor any of their respective employees, officers, directors, representatives or agents, is a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action.

(iii) Buyer has sufficient cash or financing commitments (or a combination of both) sufficient to enable it to pay or cause to be paid the Purchase Price at Closing and consummate the transactions contemplated by this Agreement.

10

All of the representations, warranties and covenants of Seller and Buyer contained in this Agreement or in any document delivered pursuant to the terms of this Agreement (i) shall be true and correct in all respects on the Closing Date, just as though the same were made at such time, and (ii) shall survive Closing and each party’s rights to enforce such representations, warranties and covenants shall survive the Closing for a period of one (1) year and shall not be merged into any documents delivered at Closing. Each party shall inform the other party immediately if any of the foregoing representations and warranties is or becomes untrue or misleading. If requested by a party, the other party shall execute a certificate at Closing confirming the accuracy, as of the Closing, of the representations and warranties contained in this Agreement.

In the event that, prior to Closing, Buyer learns that any of Seller’s representations and warranties set forth herein are not true and correct in any respect, then Buyer, at its option, may either: (x) terminate this Agreement by delivery of written notice thereof to Seller and thereupon the Earnest Money and any interest thereon shall be returned to Buyer, Seller shall reimburse Buyer for its actual costs related to this transaction, and the parties hereto shall have no further rights or obligations to one another hereunder, (xx) delay the Closing Date for the period of time necessary for Seller to cure such breach to Buyer’s satisfaction, or (xxx) waive the breach of such representations and warranties and proceed to Closing hereunder. In the event that Buyer learns after Closing that any of Seller’s representations and warranties set forth herein are not true and correct in any respect, then Buyer shall be entitled to assert any cause of action at law or in equity which may be available to Buyer as a result of such breach of the representations and warranties.

12. Default. Default for the purpose of this Agreement shall mean any failure by Seller or Buyer to fulfill all the terms, conditions and covenants contained herein of which a party shall give another party written notice specifying in reasonable detail the facts and circumstances surrounding and the basis for such default, and the failure of the party receiving the notice to cure the claimed default within five (5) days of such notice. However, it shall not be an event of default for either party to exercise its rights to terminate this Agreement as provided herein.

13. Remedies. Upon Seller’s default (not cured within applicable cure periods), Buyer’s sole and exclusive remedy shall be to: (a) require specific performance of Seller, (b) terminate this Agreement by written notice to Seller and obtain a prompt return of the Earnest Money and any interest thereon, and thereafter both parties shall be released from all obligations under this Agreement except those that expressly survive termination, or (c) waive such defaults and proceed to Closing. Upon Buyer’s default (not cured within applicable cure periods), Seller’s sole and exclusive remedy shall be to terminate this Agreement by delivering written notice to Buyer in which event both parties shall be released from all obligations hereunder except those that expressly survive termination, in which event the Earnest Money shall be delivered to Seller. Seller and Buyer agree that forfeiture of the Earnest Money shall be liquidated damages and not a penalty, and that actual damages resulting to Seller from Buyer’s breach of the Agreement would be difficult or impossible to measure because of the uncertainties of the real estate market and fluctuations of property values and differences with respect thereto, and that the Earnest Money is a reasonable estimate of those damages.

In the event either party disputes in writing the other party’s right to the Earnest Money, the Title Company shall have the right to file an interpleader action to determine the rightful recipient. Notwithstanding anything to the contrary, in no event shall Buyer be liable for punitive, consequential or special damages related to this Agreement.

11

14. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. No party may assign this Agreement or assign or delegate any of its rights or obligations hereunder without the prior written consent of the other parties; provided, that (a) Buyer may, with prior notice to Seller, assign this Agreement and/or assign or delegate any of its rights or obligations to one or more wholly owned subsidiaries of Buyer, so long as Buyer remains jointly and several liable for the performance of its obligations hereunder with such subsidiaries, pursuant to an assignment agreement in a form reasonably acceptable to and approved by Seller, (b) any party may assign this Agreement and the rights and obligations to any person that acquires (whether by merger, purchase of equity, purchase of assets, or otherwise), or is the successor or surviving entity in any such acquisition, merger, or other transaction involving, any party, and/or (c) Buyer may, with prior notice to the Seller, collaterally assign this Agreement for the benefit of its lenders or creditors. No assignment shall relieve the assigning party of any of its obligations hereunder.

15. Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Nevada, notwithstanding any conflict of laws principles.

16. No Commissions. Except for Miller Buckfire, who represents Seller and whose commission shall be paid by Seller at Seller’s sole cost and expense pursuant to the terms of a separate agreement, Seller and Buyer each represent and warrant to the other that they have dealt with no agent or broker with respect to the transaction contemplated by this Agreement. Seller agrees to indemnify Buyer and hold Buyer harmless from any loss, liability, damage, cost or expense (including, without limitation, reasonable attorneys’ fees) paid or incurred by Buyer by reason of any claim to any broker’s, finder’s or other fee (other than for Miller Buckfire as set forth above) in connection with this transaction by any party claiming by, through or under Seller. Buyer agrees to indemnify Seller and hold Seller harmless from any loss, liability, damage, cost or expense (including, without limitation, reasonable attorney’s fees) paid or incurred by Seller by reason of any claim to any broker’s, finder’s or other fee in connection with this transaction by any party claiming by, through or under Buyer. The indemnities set forth above will survive the closing.

17. Possession. Exclusive possession of the Property shall be delivered to Buyer at Closing, free of any liens and parties in possession and subject only to the Permitted Exceptions.

18. Non-Merger. The provisions of this Agreement shall survive the Closing hereunder and the execution and delivery of the Deed and shall not be merged therein.

19. Total Agreement. This Agreement and the Asset Purchase Agreement contains the full and final agreement between the parties hereto with respect to the sale and purchase of the Property. Buyer and Seller shall not be bound by any terms, conditions, statements, warranties, or representations, oral or written, not contained herein. No change or modification of this Agreement shall be valid unless the same is in writing and is signed by the parties hereto. No waiver of any of the provisions of this Agreement shall be valid unless the same is in writing and is signed by the party against which it is sought to be enforced.

12

20. Notices. All notices, demands, or other communications that may be necessary or proper hereunder shall be in writing and shall be deemed to be delivered: (i) when received, if delivered by hand, (ii) upon deposit with a nationally recognized overnight courier service (costs prepaid), (iii) when transmitted, if telecopied or sent via electronic mail, or (iv) upon deposit of same in a U.S. Postal Service receptacle, if sent by mail, postage prepaid, as registered or certified mail, return receipt requested, addressed as follows:

Buyer:	Fun Town RV
100 N. Barron Street
Covington, TX 76636
Attention: Sterling Ream
Telephone: [***]
Email: [***]

With a copy to:	Kelly Hart & Hallman, LLP
201 Main Street, Suite 2500
Fort Worth, TX 76102
Attn: Mark E. Bishop
Email: [***]

Seller:	LD Real Estate, LLC
4042 Park Oaks Blvd, Suite 350
Tampa, FL 33610
Attn: Amber Dillard
Email: [***]

With a copy to:	Stoel Rives LLP
760 SW Ninth Ave
Suite 3000
Portland, OR 97205
Attn: Patrick Abell
Email: [***]

Any party hereto may change its address for notice purposes hereunder by delivering written notice thereof to the other parties in accordance with the foregoing. Rejection or refusal to accept, or the inability to deliver because of a changed address of which no notice was given shall not affect the validity of notice given in accordance with this Paragraph 20.

21. Intentionally Deleted.

22. Risk of Loss. The risk of loss or damage to the Property or any improvements or fixtures located thereon by fire or other casualty is hereby assumed by Seller until the Closing and the execution and delivery by Seller to Buyer of the Deed. In the event of any casualty, loss or damage to the Property prior to Closing (including, without limitation, a release of hazardous materials on the Property during the term of this Agreement), Seller shall promptly provide Buyer with written notice of same, and Buyer shall thereafter have the right to terminate this Agreement by delivery of written notice to Seller, and thereupon the Earnest Money shall be returned to Buyer and the parties hereto shall have no further rights or obligations hereunder except those that expressly survive termination. In the event of a loss or damage to the Property for which Buyer does not terminate this Agreement, then Buyer shall receive a credit against the Purchase Price at Closing equal to the amount of any insurance proceeds received by Seller prior to Closing plus the amount of any insurance deductible, and Seller shall assign to Buyer the right to receive any insurance proceeds payable after Closing.

13

23. Condemnation. Seller agrees to give Buyer prompt notice of any actual or threatened taking of all or any portion of the Property by condemnation or eminent domain prior to the Closing Date hereunder. In the event that a taking by condemnation or eminent domain of all or any portion of the Property or a proposed conveyance to a condemning authority in lieu of condemnation occurs or is threatened prior to Closing, then Buyer, at its option, may either (i) terminate this Agreement by delivery of written notice thereof to Seller, and thereupon the Earnest Money shall be returned to Buyer and the parties hereto shall have no further rights or obligations hereunder, or (ii) proceed to Closing hereunder, in which event Seller shall assign to Buyer at Closing all interest of Seller in and to any condemnation proceeds that may be payable on account of such condemnation and Buyer shall control all negotiations and proceedings undertaken with the condemning authority with respect to the Property. Seller shall not settle any condemnation or eminent domain proceeding or convey any portion of the Property in connection therewith without Buyer’s prior written approval. Buyer shall receive a credit at Closing in the amount of any condemnation proceeds paid to Seller with respect to the Property prior to the Closing Date.

24. Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

25. Weekends and Holidays. Any date specified in this Agreement for the performance of an obligation or expiration of a time period which is a Saturday, Sunday or a legal holiday shall be extended to the first regular business day after such date which is not a Saturday, Sunday or a legal holiday.

26. Counterpart Originals. This Agreement may be executed in any number of counterparts, which together shall constitute the agreement of the parties. Signatures transmitted by Adobe Sign, DocuSign, RightSignature, electronic mail, or other digital or electronic means will be treated as original signatures for all purposes hereunder, each of which shall be of the same legal effect, validity, and enforceability as a manually executed signature. If so executed, each counterpart is to be deemed an original for all purposes, and all counterparts shall, collectively, constitute one agreement, but in making proof of this Agreement, it shall not be necessary to produce or account for more than one counterpart.

27. Litigation. In the event that any party is required to resort to litigation to enforce its rights under this Agreement, Seller and Buyer agree that any judgment awarded to the prevailing party shall include all litigation expenses of the substantially prevailing party, including (without limitation) actual attorneys’ fees and court costs.

28. 1031 Exchange. Seller and Buyer each agree to cooperate with the other to execute a tax-deferred exchange of the Property pursuant to Section 1031 of the Internal Revenue Code, as amended, if either party elects to utilize a tax-deferred exchange, but at no expense or liability to the other, and with no delay in Closing. Seller will also reasonably cooperate by including vendor’s lien language in the Deed(s) if reasonably requested by a lender of Buyer.

14

29. AS-IS, WHERE-IS. As a material part of the consideration for the sale and purchase of the Property (and subject to any express representations, warranties and covenants contained in this Agreement and/or in the Deed or any other document executed by Seller at Closing. Buyer is a sophisticated purchaser who had an adequate opportunity to inspect the Property prior to Closing. Seller and Buyer hereby stipulate and agree that Buyer will acquire the Property “as-is, where-is” with all faults, including the environmental condition of the Property. The Property is being conveyed with only those express representations, warranties and covenants contained in this Agreement and/or in the Deed or any other document executed by Seller at Closing, but not any other express or implied warranties, including but not limited to the warranties of merchantability and fitness for any particular purpose. The provisions of this Paragraph 29 shall survive the Closing.

30. Independent Consideration. Notwithstanding anything to the contrary, as consideration for Seller’s execution and delivery of this Agreement, Seller shall receive and retain $100.00 of the Earnest Money (as hereinafter defined) (“Independent Consideration”) even if the Earnest Money is delivered to Buyer upon a termination of this Agreement. The Independent Consideration is in addition to and independent of any other consideration or payment set forth in this Agreement, is nonrefundable, does apply to the Purchase Price, and is fully earned and shall be delivered to Seller upon any termination of this Agreement notwithstanding any other provision of this Agreement.

31. Confidentiality. Buyer and Seller represent and warrant that each shall keep all information and/or reports obtained from the other, or related to or connected with the Property, the other party, or this transaction, confidential and will not disclose any such information to any person or entity (other than its attorneys, consultants, lenders, and advisors as necessary to consummate this transaction) without obtaining the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

32. No Encumbrances Prior to Closing and Maintenance of Property. After the Effective Date and until Closing or the earlier termination of this Agreement, Seller shall not (i) grant any easements and/or rights-of-way over or through the Property, convey the Property or any interest therein to any third party, or further encumber or enter into any agreements affecting the Property without the prior written consent of Buyer, which consent may not be unreasonably withheld, or (ii) construct or install on the Property any improvements or allow any existing improvements, natural deposits, resources, or vegetation thereon to be wasted, removed, sold, or in any way encumbered without the prior written consent of Buyer, which consent may not be unreasonably withheld. Notwithstanding any provision to the contrary, during such period, Seller shall not market the Property, negotiate with third parties for the sale of the Property or enter into back-up contracts for the sale of the Property. Seller shall reasonably cooperate with Buyer in connection with any entitlements, applications, surface waivers or surface use agreements (including, without limitation, by consenting, approving or executing such documents) that Buyer may wish to seek from governmental authorities, oil and gas lessees and operators or mineral owners prior to Closing. Furthermore, Seller agrees that, during the term of this Agreement, Seller shall: (a) maintain the Property in good repair in the same condition as the Property is in on the Effective Date, and (b) continue to manage the Property in a reasonable, diligent and prudent manner, provided, however, that Seller shall not, without the prior written consent of Buyer: (i) make any structure modifications or additions to the Property, except those that are required by the Agreement, necessity or ordinance, or (ii) execute any contract, lease, easement or other document or encumbrance (or any renewal thereof) that will continue to bind or affect the Property after Closing.

[signatures on following page]

15

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed to be effective as of the later of the dates of execution by Buyer or Seller as set forth below (the “Effective Date”).

BUYER:	MRV LAS VEGAS PropertY, LLC,
a Nevada limited liability company

	By:	MRV Properties Holdings, LLC,
a Delaware limited liability company

By:	/s/ Jarrod C. McGhee
Jarrod C. McGhee, Manager

Date: 05/20/2025

SELLER:	LD REAL ESTATE, LLC,
a Delaware limited liability company

	By:	LDRV Holdings Corp., its manager

By:	/s/ Ronald K. Fleming
Name:	Ronald K. Fleming
Title:	Interim Chief Executive Officer

Date: May 20, 2025

[EXHIBITS INTENTIONALLY OMMITTED]